Exhibit 99.1

Hanwha Q CELLS Announces ADS Ratio Change

SEOUL, South Korea, June 1, 2015 — Hanwha Q CELLS Co., Ltd. (the “Company,” or “Hanwha Q CELLS”), one of the world’s largest photovoltaic manufacturer of high-quality, high-efficiency solar modules, today announced that it will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing fifty (50) ordinary shares, effective on June 15, 2015.

Each shareholder of record at the close of business on June 12, 2015 will be required to exchange every ten (10) ADSs then held for one (1) new ADS. The effect on the ADS price will take place on June 15, 2015.

For Hanwha Q CELLS’s ADS holders, this ratio change will have the same effect as a one-for-ten reverse ADS split. There will be no change to Hanwha Q CELLS’s underlying ordinary shares. ADS holders will be required to surrender their existing ADSs in exchange for new ADSs of the Company. The Company’s Depositary, The Bank of New York Mellon, will provide further details on June 1, 2015 to NASDAQ and other market participants.

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ: HQCL) emerged as a new global solar power leader from combining two of the world’s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS Investment. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international footprint including facilities in China, Malaysia, and South Korea, Hanwha Q CELLS is in a unique position to flexibly address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the SEC, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

86 Cheonggyecheon-ru

Jung-gu, Seoul, Korea 100-797

Tel: 86-21-3852-1533 / Mobile: 86-138-1612-2768

E-mail: paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd.